As filed with the Securities and Exchange Commission on November 8, 1995,
                     Registration No. 33-63785


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                       AMENDMENT NO. 1 TO

                            FORM S-2

     Registration Statement under the Securities Act of 1933

                         INTERLEAF, INC.
     --------------------------------------------------------
      (Exact name of registrant as specified in its charter)

              Massachusetts                        04-2729042
             --------------                       ------------
     (State or other jurisdiction of            (I.R.S. Employer
     incorporation or organization)             Identification No.)

                   9 Hillside Avenue, Prospect Place
                          Waltham, MA 02154
                           (617) 290-0710
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    John K. Hyvnar, General Counsel
                             Interleaf, Inc.
                  9 Hillside Avenue, Prospect Place
                           Waltham, MA 02154
                            (617) 290-0710
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment file pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                           --------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     INTERLEAF, INC.


Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K


Form S-2 Item Number and Caption                      Caption in Prospectus
--------------------------------                      ---------------------
1.   Forepart of the Registration
     Statement and Outside Front
     Cover of Prospectus                               Outside Front Cover Page

2.   Inside Front and Outside Back
     Cover Pages of Prospectus                        Inside Front and Outside Back Cover Pages

3.   Summary Information, Risk
     Factors and Ratio of
     Earnings to Fixed Charges                        Inside Front Cover Page


4.   Use of Proceeds                                  Selling Shareholder

5.   Determination of Offering Price                  Plan of Distribution


6.   Dilution                                         Not Applicable


7.   Selling Security Holders                         Selling Shareholder

8.   Plan of Distribution                             Plan of Distribution


9.   Description of Securities
     to be Registered                                 Description of Common Stock

10.  Interests of Named Experts
     and Counsel                                      Not Applicable

11.  Information With Respect to
     the Registrant                                   The Company; Additional Information;
                                                      Recent Developments

12.  Incorporation of Certain
     Information by Reference                         Incorporation of Certain Documents by Reference

13.  Disclosure of Commission
     Position on Indemnification
     for Securities Act Liabilities                   Not Applicable


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1995


                               INTERLEAF, INC.

                               275,000 Shares

                          Common Stock, $.01 par value


     All of the shares of Common Stock offered hereby are being sold by the Selling Shareholder. See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.


      On October 25, 1995, the last reported sale price for the Common Stock on the National Market System, as reported by NASDAQ, was $10.00 per share. The Common Stock is traded in the over-the-counter market under the NASDAQ symbol "LEAF".
                         _________________________

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
        UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          _________________________


      The Selling Shareholder may offer, from time to time, all or part of the Shares on the over-the-counter market in ordinary brokerage transactions, in transactions directly with a market maker, in negotiated transactions, or otherwise, at such prices and on such terms as may be obtainable and satisfactory to the Selling Shareholder. No underwriting discounts or commissions will be paid other than normal brokerage commissions and fees which will be paid by the Selling Shareholder. See "Plan of Distribution."


    Estimated offering expenses of $15,000 will be paid by the Company.

         The date of this Prospectus is __________, 1995

                        TABLE OF CONTENTS

                                                         Page

THE COMPANY . . . . . . . . . . . . . . . . . . . . . .    1


SELLING SHAREHOLDER  . . . . . . . . . . . . . . . . . .   1

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . .   2


DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . .   2

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . .   5

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . .   5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . .   5

RECENT DEVELOPMENTS. . . . . . . . . . . . . . . . . . .   5

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . .   6

                         _________________________

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 and at the following regional offices of the
Commission: Suite 1300, 7 World Trade Center, New York, NY 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60611.
 Copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

                        _________________________

      The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Such request should be directed to:
Interleaf, Inc., Prospect Place, 9 Hillside Avenue, Waltham, MA  02154, attn:
John K. Hyvnar, or (617) 290-0710 extension 1016.


                              THE COMPANY

     Interleaf, Inc., a Massachusetts corporation (the "Company"), develops and markets software that is used in the creation, management and distribution of documents. The Company's software enables customers to compose, edit, view and print documents, while also facilitating their electronic management, preparation, conversion and distribution. The Company offers its customers an integrated document management solution to meet both the needs of the document author and information user. The Company's principal offices are located at Prospect Place, 9 Hillside Avenue, Waltham, Massachusetts 02154, and its telephone number is (617) 290-0710.

     This Prospectus is accompanied by: (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995; and (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.


                            SELLING SHAREHOLDER

     The shares of Common Stock of the Company covered by this Prospectus (the "Shares") are being offered for sale by PruTech Research and Development Partnership III, a California Limited Partnership ("PruTech" or the "Selling Shareholder").

     In October 1988, the Company entered into a joint venture (the "Venture") with PruTech, for the purpose of developing and marketing certain products. PruTech contributed approximately $2,950,000 in cash to the Venture; the Company licensed to the Venture certain base technology and was required to perform certain development, marketing and administrative services for the Venture. Under the terms of the agreement by which the Venture was established, the Company receives 65% of the revenues from the sale of such products in consideration of the cost of goods sold, and as reimbursement for marketing, selling, general and administrative expenses incurred by the Company on behalf of the Venture. The net profits of the Venture were allocated initially to PruTech (up to a maximum of 5% of the revenues of the Venture from sales of such products for the period through October 1991 and up to a maximum of 30% of such revenues thereafter), with the balance of net profits of the Venture allocated to the Company. Until October 1991, the Company had an option to purchase PruTech's interest in the Venture at a price of approximately $7 million, which option was not exercised by the Company. From and after February 1992, PruTech has had the option to purchase the Company's interest in the Venture on a quarterly basis at a price equal to 10 times the Venture's net profits for the previous quarter.

     In March 1994, PruTech commenced an arbitration action against the Company alleging, among other things, (i) that the Company had mismanaged the Venture; (ii) that PruTech is entitled to cash distributions of 30% of Venture revenues; and (iii) that certain Venture-owned technology was used in the Company's other products. The Company has denied such allegations.


     The Company has agreed to pay PruTech an aggregate of approximately $2.1 million (the "Purchase Price") solely in consideration of (i) the acquisition by the Company of PruTech's interest in the Venture, and (ii) the settlement of the pending arbitration action and the release by PruTech of all claims that it may have against the Company arising out of the formation and operation of the Venture. At the Company's option, the Purchase Price shall be payable in cash, by the issuance of Common Stock, or a combination thereof. The Shares being offered by the Selling Shareholder hereby are shares issuable pursuant to such arrangement. The 275,000 shares covered by this Prospectus represent approximately 1.76% of the shares of Common Stock outstanding at November 7, 1995. The Selling Shareholder also beneficially owns an additional 146,635 shares of Common Stock, and upon completion of the offering contemplated herein, will beneficially own 146,635 shares of Common Stock, representing less than one percent of the shares of Common Stock outstanding at November 7, 1995.

                         PLAN OF DISTRIBUTION

     The Selling Shareholder has advised the Company that it proposes to offer, from time to time, all or part of the Shares on the over-the-counter market in ordinary brokerage transactions, in transactions directly with a market maker, in negotiated transactions, or otherwise, at such prices and on such terms as may be obtainable and satisfactory to the Selling Shareholder. No underwriting discounts or commissions will be paid other than normal brokerage commissions and fees which will be paid by the Selling Shareholder. The Selling Shareholder may also from time to time sell the Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, subject to the limitations and conditions thereof, if such Rule is available for such sales. No sales or distributions other than as described herein will be effected until this Prospectus shall have been appropriately amended or supplemented.

     The Company will not realize any proceeds from the sale of the Common Stock by the Selling Shareholder.


                       DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.10 par value per share, 200,000 shares of which have been designated as Series A Junior Participating Preferred Stock and 2,142,857 shares of which have been designated as Senior Series B Convertible Preferred Stock. As of October 25, 1995, there were issued and outstanding 15,653,068 shares of Common Stock held of record by approximately 928 persons and 1,232,144 shares of Senior Series B Convertible Preferred Stock held of record by 6 persons. No shares of Series A Junior Participating Preferred Stock are outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the shareholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock share ratably in the assets of the Company available for distribution to its shareholders, subject to the preferential rights of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK
      The Board of Directors may, without further action of the shareholders of the Company, issue Preferred Stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences.

      The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

     The Board of Directors has designated two series of Preferred Stock:
Series A Junior Participating Preferred Stock, consisting of 200,000 shares ("Series A Preferred Stock"), and Senior Series B Convertible Preferred Stock, consisting of 2,142,857 shares ("Series B Preferred Stock"). The Series A Preferred Stock was designated for the purpose of implementing the Shareholder Rights Plan discussed under "Shareholder Rights Plan" below.

SENIOR SERIES B CONVERTIBLE PREFERRED STOCK

      The terms of the Series B Preferred Stock are summarized as follows:

     DIVIDENDS. Holders of Series B Preferred Stock are not entitled to any mandatory dividends, but are entitled to receive, before any cash dividends are declared, set aside or paid upon shares of Common Stock, when and as declared by the Board of Directors, dividends in an amount per share equal to that amount as would be declared, set aside or paid on the number of shares of Common Stock into which each share of Series B Preferred Stock could be converted.

     LIQUIDATION PREFERENCE. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets available for distribution to stockholders, before any payments are made to the holders of Common Stock or any other stock ranking on liquidation junior to the Series B Preferred Stock, an amount equal to $7.00 per share (subject to adjustment in the event of any stock split, stock dividend or similar event). Holders of shares of Series B Preferred Stock are entitled to share ratably with the holders of Common Stock in the distribution of any assets remaining for distribution to the stockholders (after the holders of Common Stock have received an aggregate amount equal to the aggregate amount distributed to the holders of Series B Preferred Stock pursuant to the preceding sentence.

     CONVERSION FEATURE. Shares of Series B Preferred Stock may, at the option of the holder thereof, be converted at any time or from time to time into shares of Common Stock at a rate of 1.34375 shares of Common Stock for each share of Series B Preferred Stock. The conversion rate is subject to adjustment for stock dividends, splits, combinations or similar events.

     REDEMPTION FEATURE. Subject to the rights of each holder of Series B Preferred Stock to exercise the conversion rights, the Company shall have the option at any time and from time to time to redeem not less than 20% of the outstanding shares of Series B Preferred Stock, out of funds legally available therefor, pro rata from each holder of Series B Preferred Stock, at a purchase price of $21.00 per share (subject to adjustment for stock dividends, stock splits and similar events).

     VOTING. Except as otherwise required by law, the holders of shares of Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders, voting together with the holders of Common Stock as a single class. Each share of Series B Preferred Stock shall be entitled to that number of votes equal to the number of shares of Common Stock into which such share can be converted. Notwithstanding the foregoing,
(i) so
long as a majority of the authorized shares of Series B Preferred Stock remain outstanding, the holders of the Series B Preferred Stock shall be entitled to vote as a separate class to elect one member of the Company's Board of Directors, and (ii) so long as any shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of the outstanding shares of Series B Preferred Stock shall be necessary to (a) amend the Articles of Organization, if such amendment would adversely affect any of the rights, powers, privileges or preferences of the Series B Preferred Stock, (b) authorize any equity security ranking prior to or on a parity with the Series B Preferred Stock as to liquidation preference or dividend rights or prior to the Series B Preferred Stock as to voting rights, or (c) approve a merger, consolidation, liquidation or sale of all or substantially all of the assets of the Company that would result in a holder of Series B Preferred Stock receiving an amount less than $18.00 per share of Series B Preferred Stock (subject to adjustment for stock splits, stock dividends and similar events).

SHAREHOLDER RIGHTS PLAN

     The Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") on July 15, 1988. The Rights Plan is designed to protect stockholders in the event of (i) an unsolicited offer to acquire the Company, including an offer that does not treat all stockholders equally, (ii) the acquisition in the open market of shares constituting control of the Company without offering fair value to all stockholders, and (iii) other coercive takeover tactics that could impair the Board's ability to represent stockholder interests fully.

     Under the Rights Plan, each stockholder of record at the close of business on July 25, 1988 received a dividend distribution of one right (a "Right") for each share of Common Stock held. Each Right entitles the registered holder to purchase from the Company one unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock for a price of $65.00 per Unit, subject to adjustment. The Rights will attach to all outstanding shares of Common Stock. The Rights will trade with the Common Stock, and will not become exercisable until the Distribution Date, which will occur ten business days after the earlier of (i) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding shares of Common Stock.

     If (i) the Company is the surviving corporation in a merger with an Acquiring Person, (ii) a person or group becomes the beneficial owner of more than 25% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair), or (iii) an Acquiring Person enters into certain "self-dealing" transactions with the Company, each Right will entitle the holder thereof to receive, for the $65.00 exercise price, the number of shares of Common Stock equal to 65, divided by one-half of the current per share market price of the Common Stock. Following the occurrence of any of the events described above, all Rights that are, or (as specified in the Rights Plan) were, beneficially owned by an Acquiring Person will be null and void.

     If, after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the assets of the Company or earning power is sold, each Right will entitle the holder thereof to receive, for the $65.00 exercise price, a number of shares of common stock of the acquiring company equal to 65, divided by one-half of the current market price of such common stock.

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors, subject to certain conditions set forth in the Rights Plan. The Rights will expire on July 25, 1998.

     The following is a summary of the terms of the Series A Preferred Stock:

     Subject to the rights of the holders of any other series of Preferred Stock, holders of Series A Preferred Stock are entitled to receive, in preference to the holders of Common Stock, when, as and if declared by the Board of Directors, quarterly dividends in an amount equal to the greater of
(i) $1.00 or (ii) 100 times the per share amount of dividends declared on the Common Stock (subject to adjustment for stock splits, stock dividends and similar events in the future). In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to be paid out of the assets available for distribution to stockholders, subject to the rights of holders of other series of Preferred Stock, an amount equal to the greater of (i) $100 per share or (ii) 100 times the per share amount to be distributed to the holders of Common Stock (subject to adjustment in the event of any stock dividend, split, combination or similar event). Holders of Series A Preferred Stock would be en-titled to 100 votes for each share of Series A Preferred Stock held of record on all matters submitted to a vote of stockholders. Holders of Series A Preferred Stock and Common Stock shall vote together as a single class, except as otherwise required by law and except that holders of Series A Preferred Stock shall be entitled to elect two directors in the event of certain arrearages in the payment of dividends. In the event of a merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stocks or securities, cash and/or property, each share of Series A Preferred Stock would be entitled to receive 100 times the amount received per share of Common Stock (subject to adjustment). The shares of Series A Preferred Stock are not redeemable.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Board of Directors is divided into three classes, each of
whose members serve for staggered three-year terms.   The Board is comprised
of two Class I directors, two Class II directors and three Class III directors. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of directors at the annual meeting of shareholders held following the fiscal years ending March 31, 1997, 1998 and 1996, respectively.

TRANSFER AGENT
      The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                             LEGAL MATTERS

     Certain legal matters with respect to the legality of the Common Stock offered hereby are being passed upon for the Company by John K. Hyvnar, Esq.

                                EXPERTS

     The consolidated financial statements of Interleaf, Inc. appearing in Interleaf's Annual Report (Form 10K) for the year ended March 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, filed with the Securities and Exchange Commission, are incorporated herein by reference:

     1.   The Company's latest annual report on Form 10-K filed pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 which contains financial statements for the Company's latest fiscal year for which a Form 10-K was required to have been filed.

     2. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to in (1) above.

                              RECENT DEVELOPMENTS

     Effective August 14, 1995, the Company, as tenant, entered into a certain Net Lease with Principal Mutual Life Insurance, as landlord, for approximately 30,000 square feet, at 62 Fourth Avenue Waltham, MA 02154, with a term ending December 31, 2000. The Company has relocated certain administrative personnel to this facility. Effective September 15, 1995, the Company subleased approximately 76,310 square feet of its existing facility at Prospect Place, Waltham, MA, to Parametric Technology Corporation.

     Effective September 1, 1995, Andre Harari resigned as a Class II Director. Accordingly, the Company currently has six directors: two Class I Directors, Patrick J. Sansonetti, Senior Vice President of Advent International Corporation, a venture capital company, and Clinton P. Harris, Senior Vice President of Advent International Corporation, a venture capital company; one Class II Director, George D. Potter, Jr., President of Quality Systems Interna-tional, Inc., a developer of quality assurance software; and three Class III Directors, David A. Boucher, General Partner of Applied Technology Partners, L.P., a venture capital limited partnership, Frederick Bamber, General Partner of Applied Technology Partners, L.P., a venture capital limited partnership, and Ed Koepfler, President and Chief Executive Officer of the Company.

                         ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith or incorporated by reference as a part thereof.

     Statements in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

     A copy of the Registration Statement may be inspected at the
Commission's offices or may be obtained from the Commission upon payment of certain prescribed fees.
                           _________________________

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

             Part II - Information Not Required in Prospectus

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated expenses in connection with this offering, all of which are to be paid by the Company, are as follows:

      SEC registration fee:                    $ 1,500
      Legal fees and expenses:                 $ 2,000
      Accounting fees and expenses:            $10,000
      Miscellaneous:                           $ 1,500
                                               -------
      TOTAL:                                   $15,000

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Section 67 of the Massachusetts Business Corporation Law permits indemnification of present and former directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders, (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote, or (iv) in the case of officers who are not directors, by the Board of Directors, except that no indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation. Section 67 also provides that the absence of any express provision for indemnification shall not limit any right of indemnification existing independently of such Section.

     (b) Article V of the Company's by-laws provides that the Company shall, to the extent legally permissible, indemnify each former or present director or officer against all liabilities and expenses imposed upon or incurred by any such person in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, civil or criminal, in which he may be threatened or involved, by reason of his having been a director or officer; provided that the Company shall provide no indemnification with respect to any matter as to which any such person shall be finally adjudicated in such action, suit or proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Company. If any such action is disposed of, on the merits or otherwise, without the disposition being adverse to the director or officer and without an adjudication that such person did not act in good faith in the reasonable belief that his action was in the best interests of the Company, the director or officer is entitled to indemnification as a matter of right. In all other cases, indemnification shall be made as of right unless after investigation
(a) by the Board of Directors by a majority vote of a quorum of disinterested directors, or (b) by written opinion of independent legal counsel (who may be regular counsel of the Company), or (c) the holders of a majority of outstanding stock entitled to vote (exclusive of stock owned by any interested directors or officers), it shall be determined by clear and convincing evidence that such person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Indemnification may include advancement of expenses of defending an action upon receipt of an undertaking by the person indemnified to repay such advances if it is ultimately determined that such person is not entitled to indemnification under Article V. Article V also provides that the right of indemnification provided therein is not exclusive of and does not affect any other rights to which any director or officer may be entitled under any agreement, statute, vote of stockholders or otherwise. The Company's obligation to indemnify under Article V shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage.

     (c) The Company has entered into an Agreement to Defend and Indemnify with each of its officers and directors. Pursuant to these agreements, the Company has agreed, to the extent legally permissible, to indemnify such person against all losses (including, without limitation, judgments, fines and penalties) and expenses (including, without limitation, amounts paid in settlement and counsel fees and disbursements) incurred by such person in connection with or as a result of any claim, action, suit or other proceeding, civil or criminal, or appeal related thereto, in which he may be involved by reason of his having been a director or officer or by reason of any action taken or not taken in his capacity as director or officer; provided that no indemnification shall be provided with respect to any matter as to which such person shall not have acted in good faith in the reasonable belief that his action was in the best interests of the Company. If any such claim, action, suit or proceeding is disposed of, on the merits or otherwise, without the disposition being adverse to such person, without a plea of guilty or NOLO CONTENDRE and without an adjudication that such person did not act in good faith in the reasonable belief that his action was in the best interests of the Company, the director or officer is entitled to indemnification as a matter of right. In all other cases, indemnification shall be made upon a determination that such person's conduct was in good faith and in the reasonable belief that his action was in the best interests of the Company by (a) a quorum of disinterested directors, or (b) independent legal counsel (who may be regular counsel of the Company), or (c) the holders of a majority of outstanding stock entitled to vote (exclusive of stock owned by any interested directors or officer). Expenses may be advanced by the Company prior to any final disposition of any such action upon receipt of an undertaking by the person indemnified to repay such advances if it is ultimately determined that such person is not entitled to indemnification under the Agreement. Such Agreements provide that the right of indemnification provided therein is in addition to any rights to which any person concerned may be entitled by other agreements or as a matter of law, and shall inure to the benefit of the heirs, executors and administrators of the indemnified person. The rights of indemnification provided in such Agreements are in addition to any rights under any insurance policy in effect, provided that to the extent any claim is covered by any such insurance policy, the Company will provide coverage after the full coverage of the insurance policy is exhausted or otherwise unavailable.

     (d) Article 6D of the Company's Articles of Organization provides that, to the fullest extent permitted by Chapter 156B of the Massachusetts General Laws, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.
Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts General Laws permits a corporation to include in its articles of organization a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary as a director, except for (i) any breach of the director's duty of loyalty to the corporation and its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (ii) improper issuances of stock or unauthorized distributions to stockholders, or (iv) any transaction in which the director derived an improper personal benefit.

Item 16.  EXHIBITS.

     The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

Item 17.  UNDERTAKINGS.


     1. The undersigned registrant hereby undertakes:

        (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     2. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Articles of Organization, By-laws or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on November 7, 1995.


                                       INTERLEAF, INC.

                                    By: /s/ Ed Koepfler *
                                       -------------------
                                       Ed Koepfler, President and
                                       Chief Executive Officer



                               POWER OF ATTORNEY



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.



Signature                          Title                                        Date
---------                          -----                                        ----

/s/ Ed Koepfler *                  President and Chief                     November 7, 1995
----------------                   Executive Officer and Director
Ed Koepfler                        (principal executive officer)



/s/ G. Gordon M. Large *           Executive Vice President                November 7, 1995
------------------------           and Chief Financial Officer
G. Gordon M. Large                 (principal financial officer)



/s/ Peter A. McGovern *            Controller                              November 7, 1995
-----------------------            (principal accounting officer)
Peter A. McGovern



/s/ Frederick B. Bamber *          Director                                November 7, 1995
-------------------------
Frederick B. Bamber



/s/ David A. Boucher *             Chairman of the Board                   November 7, 1995
----------------------             of Directors
David A. Boucher



/s/ Clinton P. Harris *            Director                                November 7, 1995
-----------------------
Clinton P. Harris



/s/ George D. Potter, Jr. *        Director                                 November 7, 1995
---------------------------
George D. Potter, Jr.



/s/ Patrick J. Sansonetti *        Director                                 November 7, 1995
---------------------------
Patrick J. Sansonetti



                                   * By:   /s/ John K. Hyvnar
                                           ------------------
                                           John K. Hyvnar,
                                           Attorney-in-Fact


                                EXHIBIT INDEX

EXHIBIT                                                         METHOD OF
NUMBER                       DESCRIPTION                          FILING
------    ---------------------------------------------------   ---------

4(a)      Specimen Certificate for shares of the Company's          [i]
          Common Stock

4(b)      Rights Agreement, dated July 15, 1988, between the        [ii]
          Company and The First National Bank of Boston

5         Opinion of John K. Hyvnar, Esq.                           [*]

10(a)     Company's 1983 Stock Option Plan, as amended              [viii]

10(a1)    1994 Employee Stock Option Plan                           [ix]

10(a2)    1993 Incentive Stock Option Plan, as amended              [xi]

10(b)     Company's 1989 Director Stock Option Plan                 [iii]

10(b2)    Company's 1987 Employee Stock Purchase Plan, as           [viii]
          amended

10(c)     Company's 1989 Officer and Employee Severance             [iii]
          Benefit Plans

10(cc)    Company's 1993 Director Stock Option Plan                 [viii]

10(d)     Agreements between PruTech Research and Development       [iv]
          Partnership III and the Company, dated October 21,
          1988.

10(e)     Exclusive Marketing and Licensing Agreement, between      [iii]
          Interleaf South America, Ltd. and the Company, and
          related Option Agreement, dated March 31, 1989.

10(f)     Distribution and License Agreement between Interleaf      [iii]
          Italia, S.r.l. and the Company, and related Joint
          Venture Agreement, dated October 31, 1988.

10(g)     Preferred Stock Purchase Agreements, for the              [iv]
          issuance of 2,142,857 shares
          of the Company's Senior Series B Convertible
          Preferred Stock, dated September 29, 1989.

10(h)     Notification to Preferred Shareholder of increase in      [v]
          conversion ratio, dated May 18, 1992

10(i)     Lease of Prospect Place, Waltham, MA, between             [vi]
          Prospect Place Limited
          Partnership and Interleaf, Inc., and related
          Agreements, dated March 30, 1990.

10(j)     Management Consulting Agreement between the Company       [vii]
          and David A. Boucher, the Company's Chairman of the
          Board, dated July 15, 1992.

10(k)     Letter Agreement between the Company and Richard P.       [viii]
          Delio, the Company's former Sr. Vice President of
          Finance and Administration and Chief Financial
          Officer, dated March 30, 1994, concerning his
          employment and severance with the Company.

10(l)     Letter of Separation and Management Consulting            [ix]
          Agreement between the Company and Mark K. Ruport,
          the Company's former President, Chief Executive
          Officer and Director, dated July 25, 1994,
          concerning his separation and consulting obligations
          to the Company.

10(m)     Letter Agreement between the Company and Richard P.       [ix]
          Delio, the Company's former Sr. Vice President of
          Finance and Administration and Chief Financial
          Officer and Acting President, dated August 3, 1994,
          concerning his employment and severance with the
          Company.

10(n)     Letter of Separation and Management Consulting            [ix]
          Agreement between the Company and Peter Cittadini,
          the Company's former Sr. Vice President Worldwide
          Operations, dated July 27, 1994, concerning his
          separation and consulting obligations to the
          Company.

10(o)     Executive Compensation Arrangement for David A.           [ix]
          Boucher, the Company's Chairman of the Board, dated
          July 20, 1994.

10(p)     Letter of Separation and Management Consulting            [ix]
          Agreement between the Company and Lawrence S. Bohn,
          the Company's former Sr. Vice President, Marketing
          and Business Development, dated September 20, 1994,
          concerning his separation and consulting obligations
          to the Company.

10(q)     Employment and severance agreement between the            [x]
          Company and Edward Koepfler, the Company's
          President, dated October 3, 1994.

10(r)     Loan and Security Agreement between the Company and       [xii]
          Foothill Capital Corporation, dated May 2, 1995.



10(s)     Employment and severance agreement between the            [xii]
          Company and G. Gordon M. Large, the Company's
          Executive Vice President and Chief Financial
          Officer, dated June 5, 1995.

10(t)     Net Lease, dated August 14, 1995, between Principal       [*]
          Mutual Life Insurance Company and the Company.

10(u)     Sublease, dated September 15, 1995, between               [*]
          Parametric Technology Corporation and the Company.

11        Computation of Earnings Per Share                         [xi],[xii]

13(a)     Company Report on Form 10-Q for the quarter ended         [xiii]
          June 30, 1995

23(a)     Consent of John K. Hyvnar, Esq.                           [*]

23(b)     Consent of Independent Auditors                           [*]

24        Power of Attorney                                         [*]

99(a)     Company Annual Report on Form 10-K for the year           [xiv]
          ended March 31, 1995


------------

[*]    Previously filed.


[i]    Incorporated herein by reference is the applicable Exhibit to
Company's Registration Statement on Form S-1, File Number 33-5743.

[ii]   Incorporated herein by reference is Exhibit 1 to Company's
Registration Statement on Form 8-A, filed July 27, 1988.

[iii] Incorporated herein by reference is the applicable Exhibit to Company's Annual Report on Form 10-K for the year ended March 31,
1989, File Number 0-14713.

[iv]   Incorporated herein by reference is the applicable Exhibit to
Company's Annual Report on Form 10-K for the year ended March 31,
1990, File Number 0-14713.

[v]    Incorporated herein by reference is the applicable Exhibit to
Company's Annual Report on Form 10-K for the year ended March 31,
1992, File Number 0-14713.

[vi]   Incorporated herein by reference is the applicable Exhibit to
Company's Report on Form 8-K filed April 13, 1990, File Number 0-
14713.

[vii] Incorporated herein by reference is the applicable Exhibit to Company's Annual Report on Form 10-K for the year ended March 31,
1993, File Number 0-14713.

[viii] Incorporated herein by reference is the applicable Exhibit to Company's Annual Report on Form 10-K for the year ended March
31, 1994, File Number 0-14713.

[ix]   Incorporated herein by reference is the applicable Exhibit to
Company's Report on Form 10-Q for the quarter ended September 30,
1994, File Number 0-14713.

[x]    Incorporated herein by reference is the applicable Exhibit to
Company's Report on Form 10-Q for the quarter ended December 31,
1994, File Number 0-14713.

[xi]   Incorporated herein by reference is the applicable Exhibit to
Company's Annual Report on Form 10-K for the year ended March 31,
1995, File Number 0-14713.

[xii] Incorporated herein by reference is the applicable Exhibit to Company's Report on Form 10-Q for the quarter ended June 30, 1995, File Number 0-14713.

[xiii] Incorporated herein by reference is the Company's Report on Form 10-Q for the quarter ended June 30, 1995, File Number 0-14713.

[xiv]  Incorporated herein by reference is the Company's Annual
Report on Form 10-K for the year ended March 31, 1995, File Number
0-14713.